Exhibit 99.1

Biofrontera AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Biofrontera AG

26.03.2020

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
X	Other reason: Expiry of subscription rights on mandatory convertible bonds

3. Details of person subject to the notification obligation

Natural person (first name, surname): Wilhelm K. T. Zours
Date of birth: 28 Jul 1961

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG

5. Date on which threshold was crossed or reached:

23 March 2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	29.88%	0.00%	29.88%	44,849,365
Previous notification	29.88%	3.21%	33.09%	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006046113	0	13,400,957	0.00%	29.88%
Total	13,400,957		29.88%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
			0	0.00%
		Total	0	0.00%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
				0	0.00%
			Total	0	0.00%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)		Total of both (if at least 5% or more)
Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
Strawtec Group AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
ABC Beteiligungen AG	29.87%		%	29.87%
Heidelberger Beteiligungsholding AG	29.87%		%	29.87%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
SPARTA AG	29.87%		%	29.87%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Prisma Equity AG	29.87%		%	29.87%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Deutsche Balaton Biotech AG	29.87%		%	29.87%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
MARNA Beteiligungen AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Altech Advanced Materials AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Ming Le Sports AG	%		%	%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights		Proportion of instruments		Total of both
	%		%		%

10. Other explanatory remarks:

DELPHI Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, SPARTA AG, the Deutsche Balaton Biotech AG, Prisma Equity AG, ABC Beteiligungen AG and the Heidelberg Beteiligungsholding signed a voting trust agreement (pool agreement) on 28 January 2020. (For further information see previously published voting rights announcements)

Date

25 March 2020

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com